Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Stockholders and Board of Directors

Mentor Graphics Corporation:

We consent to the use of our reports dated March 17, 2010, with respect to the consolidated balance sheets of Mentor Graphics Corporation as of January 31, 2010 and 2009 and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended January 31, 2010, the related financial statement schedule, and the effectiveness of internal control over financial reporting as of January 31, 2010, incorporated herein by reference.

Our report on the consolidated financial statements refers to the Company’s change in method of accounting for its 6.25% Convertible Subordinated Debentures due to the retrospective adoption of new accounting requirements issued by the Financial Accounting Standards Board, effective February 1, 2009.

/s/ KPMG LLP

Portland, Oregon

March 18, 2010